

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2014

Via E-mail
William M. Kahane
Chief Executive Officer
AR Capital Acquisition Corp.
405 Park Avenue, 2nd Floor
New York, NY 10022

> **Re:** **AR Capital Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 9, 2014**
> **File No. 333-198014**

Dear Mr. Kahane:

We have reviewed your responses to the comments in our letter dated September 5, 2014 and have the following additional comments.

Proposed Business, page 61

Our Management Team, page 64

1. We note your response to our prior comment 13 and reissue. Please tell us, with a view towards revised disclosure, what time commitment you expect your officers will make on average to their other business responsibilities.

Employees, page 82

2. We note your response to our prior comment 14 and reissue in part. Please revise your disclosure on page 82 that you currently have "three executive officers" by identifying these officers or clarifying that you only have two executive officers.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
        Joel L. Rubinstein, Esq.
        McDermott Will & Emery LLP